Name of Subsidiary	Country of Incorporation	Percentage Ownership	Principal Activity

320204 US Holdings	USA	100%	Holding Company
320204 Oregon Holdings Corp	USA	100%	Holding Company
320204 Nevada Holdings Corp	USA	100%	Holding Company
Silver State Cultivation LLC	USA	100%	Cannabis producer
Silver State Relief LLC	USA	100%	Cannabis retailer
Workforce Concepts 21, Inc	USA	100%	Payroll and benefits services